Exhibit 99.5

Disclosure of Transactions in Own Shares

Paris, November 12, 2024 – In accordance with the authorizations given by the shareholders’ general meeting on May 24, 2024, to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from November 4 to November 8, 2024:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
04/11/2024	421,667	58.194235	24,538,588.40	XPAR
04/11/2024	223,248	58.190327	12,990,874.06	CEUX
04/11/2024	40,100	58.191177	2,333,466.20	TQEX
04/11/2024	35,014	58.206259	2,038,033.97	AQEU
05/11/2024	404,325	58.180369	23,523,777.55	XPAR
05/11/2024	238,417	58.173505	13,869,552.44	CEUX
05/11/2024	39,058	58.197556	2,273,080.15	TQEX
05/11/2024	34,173	58.190485	1,988,543.44	AQEU
06/11/2024	474,199	57.779022	27,398,754.58	XPAR
06/11/2024	204,134	57.972596	11,834,177.84	CEUX
06/11/2024	34,054	57.837438	1,969,596.11	TQEX
06/11/2024	31,088	57.817926	1,797,443.67	AQEU
07/11/2024	434,713	57.981034	25,205,109.19	XPAR
07/11/2024	239,291	57.983691	13,874,975.43	CEUX
07/11/2024	36,992	57.979559	2,144,779.85	TQEX
07/11/2024	30,615	57.981943	1,775,117.17	AQEU
08/11/2024	435,513	57.286079	24,948,832.18	XPAR
08/11/2024	240,000	57.318419	13,756,420.49	CEUX
08/11/2024	40,000	57.268938	2,290,757.50	TQEX
08/11/2024	35,000	57.256204	2,003,967.14	AQEU
Total	3,671,601	57.891870	212,555,847.36

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations:+33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).